TransAlta declares force majeure for its Sundance 3 thermal power plant

CALGARY, Alberta (June 7 , 2010) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has declared force majeure due to the mechanical failure of critical generator components at its 353 megawatt (MW) Sundance 3 thermal plant located in Wabamun, Alberta. The Sundance 3 unit is expected to be back in service by June 20, running at a reduced capability estimated at 330 MW.  The actual capability of the unit will be determined once on-line testing is completed. The unit is expected to return to full capability after a major maintenance outage is completed in 2012 due to the 18 - 24 month lead time required to acquire a new generator stator winding.

TransAlta has given notice under the Power Purchase Arrangement (PPA) to the PPA buyers and the Balancing Pool of a High Impact Low Probability (HILP) force majeure event. For the duration of the force majeure, TransAlta will continue to receive its PPA capacity payment and is protected under a HILP from having to pay availability penalties.   As a result, although second quarter production is expected to be reduced by approximately 354 GWh, and full year production is expected to decline by approximately 519 GWh, TransAlta does not expect this event to have a material impact on its full year net income. TransAlta will update investors if there is any material change to the current plan and estimates.

Including the impact of the Sundance 3 unit, TransAlta expects to achieve fleet availability of 89 - 90 per cent for the full year. The Sundance 3 unit has been maintained according to good operating practices and passed all testing recognized by both the original equipment manufacturer and the industry, and was determined to be fit for service at the time of the unit’s last major planned maintenance in 2009.  The generator design is unique to Sundance 3 and TransAlta doesn’t expect there to be similar outages in the rest of its fleet.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

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Media inquiries:

Investor inquiries:

Tanis Fiss

Jennifer Pierce

Manager, Corporate and Marketing

Vice President, Communications & Investor Relations

Communications

Phone:  1-800-387-3598 in Canada and U.S

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:

tanis_fiss@transalta.com

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com